December 4, 2024

Kin Wai Ho
Chief Executive Officer
Primech Holdings Ltd
23 Ubi Cresent
Singapore 408579

       Re: Primech Holdings Ltd
           Registration Statement on Form F-3
           Filed November 29, 2024
           File No. 333-283525
Dear Kin Wai Ho:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kate Beukenkamp at 202-551-3861 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Ted Paraskevas